Exhibit 21
CONNECTICUT WATER SERVICE, INC.
SUBSIDIARIES
Following is a list of the subsidiaries of Connecticut Water Service, Inc., each of which, unless otherwise indicated, is wholly owned by the company either directly or through another subsidiary. Second-tier subsidiaries are listed under the name of the parent subsidiary.

Name	State of Incorporation
Registrant:

Connecticut Water Service, Inc.	Connecticut

Subsidiaries:

The Connecticut Water Company	Connecticut
Chester Realty, Inc.	Connecticut
New England Water Utility Services, Inc.	Connecticut
The Barnstable Holding Company	Connecticut
The Barnstable Water Company	Massachusetts
BARLACO, Inc.	Massachusetts